Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Charter Resource Center website and online on certain Charter social media channels.

www.charterresourcecenter.com @CharterGov * Facebook.com/CharterGov

CHARTER-TWC-BRIGHT HOUSE: THE FACTS ON COMPETITION
Charter is a different type of cable company-committed to offering the most innovative products, faster internet speeds at a great value, an open internet and superior customer service. By combining resources and having a national footprint, New Charter can serve as a counterbalance to industry giants, providing customers with better service at affordable rates. Even after completion of the transaction, New Charter would be the country’s #3 video provider and the #2 broadband provider, well behind Comcast and AT&T.
New Charter will be significantly smaller than Comcast is today, but will compete with industry giants.

•	US Telecom has asserted that “almost every home in the US has a choice of broadband providers” and “88 percent of U.S. households have a choice of two or more wired broadband providers.”

•	New Charter would serve less than 21 percent of the wireline broadband market.

•	With only 17 percent of the video market, New Charter will be the number three video provider after AT&T and Comcast.

•	New Charter would serve only 23 percent of subscribers receiving 25 Mbps and above, a smaller percentage than Comcast serves today and less than half of what Comcast-TWC would have served.

•	New Charter faces strong competition from AT&T, CenturyLink and Google, all of whom have significant resources and plans to grow significantly within New Charter’s footprint.

Unlike other mergers, New Charter is committed to protecting online video and net neutrality.

•	Charter does not have significant programming interests to protect and thus has no incentive to harm online video distributors (OVDs) like Netflix

•	Charter has fostered a good reputation with leading Internet video companies, with industry leaders such as Netflix and Cogent supporting the transaction.

•	Charter’s commitment to no data caps or usage based billing means our customers are not punished for streaming online video.

•	New Charter will not block or slow down Internet traffic or engage in paid prioritization-the same commitment already followed by Charter today.

New Charter’s commitment to diversity and independent programming has earned broad support.

•	Charter carries more than 100 minority-focused networks, including BET, Bounce TV, TV One, El Rey and Fuse (formerly Nuvo), and 70 Spanish-language channels.

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

www.charterresourcecenter.com @CharterGov * Facebook.com/CharterGov

•	Independent programmers that support New Charter include: TV One, Baby First, RFD-TV, One World Sports, Fuse Media, Ovation, Inspire, AXS TV, The Blaze, Condista, Bounce TV, Crown Media, and Reelz.

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Mark Cuban, Chairman and founder of AXS TV stated, “Charter has always been a customer-focused company, with a past of bringing the latest innovations and technology to its subscribers. Charter also has a history of working well and being proactive with minority and independent networks.”

Most importantly, New Charter is a different kind of cable company, with industry-leading consumer-friendly business practices.

•	Charter does not use data caps or bill customers based on data usage.

•	Charter does not impose early termination fees.

•	Charter does not impose modem fees.

•	Charter has committed not to charge any interconnection fees for the next three years.

•	Charter does not require our cable customers to rent a set-top box; customers can view our cable service on their mobile device or a Roku.

•	Charter offers fast minimum broadband speeds of 60 Mbps with streamlined billing

•	Charter developed a non-proprietary downloadable security system that enables us to work with any set-top box manufacturer.

Important Information for Investors and Shareholders
This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This Current Report is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com